Exhibit 16.1

January 12, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Clover Health Investments, Corp. under Item 4.01 of its Form 8-K filed January 12, 2021. We agree with the statements concerning our Firm under Item 4.01, in which we were informed of our dismissal on January 7, 2021, effective following the completion of the Social Capital Hedosophia Holdings Corp. III audit for the year ended December 31, 2020, which will consist only of the accounts of Social Capital Hedosophia Holdings Corp. III, the pre-transaction special purpose acquisition company. We are not in a position to agree or disagree with other statements of Clover Health Investments, Corp. contained therein.

Very truly yours,